FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Ur-Energy Inc.

55 Metcalfe Street, Suite 1300

Ottawa, Ontario K1P 6L5

2.	Date of Material Change

October 5, 2012

3.	News Release

Attached as Schedule A is a copy of the news release issued by Ur-Energy Inc. (the “Company” or “Ur-Energy”) on October 5, 2012 at Denver, Colorado via PR Newswire.

4.	Summary of Material Change

The United States Bureau of Land Management (BLM) has issued the Record of Decision (ROD) for the Lost Creek uranium in situ recovery project in Sweetwater County, Wyoming. The ROD represents the final regulatory step needed by the Company to initiate construction and production operations at the project site.

5.	Full Description of Material Change

The United States Bureau of Land Management (BLM) has issued the Record of Decision (ROD) for the Lost Creek uranium in situ recovery project in Sweetwater County, Wyoming. The ROD represents the final regulatory step needed by the Company to initiate construction and production operations at the project site.

Through a comprehensive regulatory review process, Ur-Energy now has obtained all of the permits and licenses required to produce uranium at the Lost Creek Project. The US Nuclear Regulatory Commission issued its license in August 2011. The State of Wyoming Department of Environmental Quality (WDEQ) approved a Permit to Mine in October 2011. The Company received the necessary permit to install and operate Class I water disposal wells from the WDEQ and the US Environmental Protection Agency. Those agencies also approved an aquifer exemption authorizing the Company to conduct injection activities in the production well fields.

Facility construction will start this month at Lost Creek. During the next six to nine months, the Company will invest 30 to 40 million dollars in the project. First production from Lost Creek is forecast for early summer of 2013. The project is currently expected to produce more than seven million pounds of uranium yellowcake (U308) at a designed rate of one million pounds per year.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Roger L. Smith, CFO/CAO

Ur-Energy Inc.

10758 W. Centennial Road, Suite 200

Littleton, Colorado 80127

Telephone: 720-981-4588

9.	Date of Report

October 10, 2012

Schedule A

Ur-Energy’s Lost Creek Project Now Fully Permitted

Receives Record of Decision from BLM

Littleton, Colorado (PR Newswire –October 5, 2012) Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) (“Ur-Energy” or the “Company”) is pleased to announce the receipt of the Record of Decision (ROD) from the Bureau of Land Management (BLM) approving the Plan of Operations for the Company’s Lost Creek uranium in-situ recovery (ISR) project in Wyoming, USA. The ROD represents the final regulatory step needed by the Company to initiate construction and production operations at the project site.

“With the receipt of the Record of Decision, the activities at our Lost Creek ISR project will rapidly transition to facility construction and mine unit development,” said Jeff Klenda, Chairman of the Board of Ur-Energy. “Lost Creek is our Company’s premier project. The next several months will be a very exciting period for Ur-Energy as we grow from a company conducting exploration and development activities to emerge as a viable Wyoming-based uranium production company. I anticipate the Lost Creek mine becoming an important contributor to South-Central Wyoming’s economic development and employment opportunities for many years to come.”

Facility construction will start this month at the Lost Creek Project site. During the next six to nine months, the Company will invest 30 to 40 million dollars in the project, located in Sweetwater County, Wyoming. First production from Lost Creek is forecast for early summer of 2013. The project is currently expected to produce more than seven million pounds of uranium yellowcake (U308) at a designed rate of one million pounds per year.

Through a comprehensive regulatory review process, Ur-Energy has obtained all of the permits and licenses required to produce uranium at the Lost Creek Project site. The US Nuclear Regulatory Commission issued its license in August 2011. The State of Wyoming Department of Environmental Quality (WDEQ) approved a Permit to Mine in October 2011. The Company received the necessary permit to install and operate Class I water disposal wells from the WDEQ and the US Environmental Protection Agency. Those agencies also approved an aquifer exemption authorizing the Company to conduct injection activities in the production well fields.

“We appreciate the thoroughness of all the regulatory agencies throughout the permitting process,” noted Wayne Heili, President and CEO of Ur-Energy. “The comprehensive nature of the regulatory review process has included multiple opportunities for public input. The efforts of the involved agency staffs have produced a foundation of permits and licenses on which we can build a model uranium recovery operation for the future of the Company. My compliments go out to the regulatory community for their commitment to the values and mission of the agencies they represent. I would also like to extend my appreciation to the multi-talented team at Ur-Energy for their dedicated efforts in achieving the completion of the permitting efforts for this project.”

About Ur-Energy

Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
rich.boberg@ur-energyusa.com	wayne.heili@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future (e.g., timing of construction and commencement of production at Lost Creek; the anticipated life of mine and recovery estimates of Lost Creek) and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.